January 3, 2008

Via EDGAR and Facsimile (202-772-9202)

Hanna T. Teshome

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Danaher Corporation
Definitive 14A
Filed April 10, 2007
File No. 001-08089

Dear Ms. Teshome:

This letter is in reference to the Staff’s letter dated December 17, 2007 sent to H. Lawrence Culp, Jr., President and Chief Executive Officer of Danaher Corporation, setting forth Staff comments on the above-referenced filing. The Staff’s letter requests that Danaher provide a response by January 7, 2008.

Per our discussion earlier today, I requested an extension of the response date until January 18, 2008 to provide sufficient time for Danaher’s compensation committee to meet and discuss Danaher’s response to the Staff’s letter. You agreed to the proposed extension and asked that Danaher transmit a letter to such effect via EDGAR.

Sincerely,

/s/ James F. O’Reilly

James F. O’Reilly